- - - - - --------------------------------------------------------------------------------
- - - - - --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 10-K

(Mark One)
  /X/         ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                 SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

                    For the fiscal year ended June 30, 1994

                                       OR

  / /       TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
               SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
        For the Transition period from ______________ to ______________
                         Commission file number 1-10270

                           MORTON INTERNATIONAL, INC.

 Incorporated in the State of Indiana          IRS Employer Identification
                                                      No. 36-3640053

                             Principal Executive Offices:
            100 North Riverside Plaza, Chicago, Illinois 60606-1596
                        Telephone Number: (312) 807-2000

Securities registered pursuant to Section 12(b) of the Act:

                                                NAME OF EACH EXCHANGE
             TITLE OF EACH CLASS                 ON WHICH REGISTERED
        ------------------------------        --------------------------
           Common Stock, par value             New York Stock Exchange
               $1.00 per share                  Chicago Stock Exchange

         Common Stock Purchase Rights          New York Stock Exchange
                                                Chicago Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: NONE

    Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES _X_ NO ____

    Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

    Aggregate market value of registrant's voting stock held by non-affiliates, based upon the closing price of said stock on the New York Stock Exchange-Composite Transaction Listing on August 31, 1994 ($29.50 per share):
$4,320,396,039.

    Number of  shares  of  Common  Stock outstanding  as  of  August  31,  1994:
147,743,826

                      DOCUMENTS INCORPORATED BY REFERENCE

    1. Portions of Annual Report to Shareholders for the fiscal year ended June 30, 1994: Parts II and IV.

    2. Portions of definitive Proxy Statement dated September 15, 1994: Parts III and IV.

- - - - - --------------------------------------------------------------------------------
- - - - - --------------------------------------------------------------------------------

                                     PART I

ITEM 1.  BUSINESS

BUSINESS SEGMENTS

    The Company* operates in three business segments: Specialty Chemicals, Salt, and Automotive Safety Products, manufacturing and marketing a wide range of products for industrial and consumer use, in the United States ("U.S.") and internationally. The Company's international business is subject to those risks inherent in carrying on business outside of the U.S., including currency fluctuations, possible nationalization, expropriation, price controls or other restrictive government action.

                              SPECIALTY CHEMICALS

    The specialty chemicals segment manufactures a wide variety of high technology and specialized chemical products for a multitude of customer applications. It conducts chemical operations directly and through fifteen directly or indirectly wholly-owned subsidiaries and four joint venture arrangements which are between 5% and 50% owned. Specialty chemical products are marketed throughout the world directly to customers and indirectly through distributors and agents. The specialty chemicals segment is divided into four product groups: Adhesives & Specialty Polymers, Coatings, Electronic Materials and Specialty Chemical Products.

ADHESIVES & SPECIALTY POLYMERS GROUP

    A major product line for this group is adhesives used for flexible packaging materials and industrial applications. Laminating adhesives are used primarily in food packaging to bond paper, film, or foil. Industrial adhesives are used for bonding rigid substrates, such as rubber to metal or panels used in construction. The other major product lines manufactured by the group includes thermoplastic polyurethanes, waterbased polymers, extrudable resins, and product lines with diverse applications. Its Advanced Materials subsidiary employs the chemical vapor deposition process to manufacture crystalline substrates for lenses used in lasers and optical devices.

COATINGS GROUP

    This group manufactures and markets industrial coatings, including coil coatings, highway marking systems and other general industrial coatings. Its Automotive Coatings subsidiary manufactures and sells customized performance liquid coatings, principally for use on plastic substrates in the automotive market. The group also manufactures protective and decorative powder coatings for metal substrates.

ELECTRONIC MATERIALS GROUP

    This group manufactures and markets chemicals for the electronics market, including principally dry film photoresists used as part of a process to image circuit patterns on printed circuit boards as well as photo-imageable solder masks for circuit boards and multichip modules.

SPECIALTY CHEMICAL PRODUCTS GROUP

    This group manufactures liquid dyes to color petroleum products for identification purposes and other dyes and coloring products used in printing and writing inks, and in plastics; sodium borohydride, a reducing agent used principally as a bleaching chemical in paper manufacturing; polysulfide polymers used in the production of sealants, rubber products, coatings and solid rocket fuel; sealants for insulating glass and aircraft; heat stabilizers and lubricants used in rigid polyvinyl chloride ("PVC") applications in the construction industry, principally for pipe and siding; industrial biocides for the protection of plastic products; and magnesium compounds.

- - - - - ------------------------
* The term "Company" as used herein refers to Morton International, Inc. and its subsidiaries, unless otherwise indicated.

                                      SALT

    The salt segment produces and sells salt, principally in the U.S. and Canada, under the MORTON and WINDSOR trademarks, respectively, for human and animal consumption, water conditioning, and highway ice melting, as well as for industrial and chemical uses.

    Table salt is sold under the MORTON and WINDSOR brands and under private labels. Sales of MORTON brand table salt in the U.S. are approximately equal to the aggregate sales of all other table salts. Salt for water conditioning is compressed or coarse grade and is sold principally for residential use, mostly in packages. Some coarse grade is sold in bulk for municipal and industrial water conditioning. Salt for industrial and chemical use is sold in bulk and in packages, and is used for food and meat processing and in a wide variety of chemical applications. Salt for ice melting on streets and highways is sold mostly in bulk form to government agencies, with some ice melting salt being sold in packages under the SAFE-T-SALT brand.

    Sales of salt are made through the Company sales force, as well as through independent distributors, agents and brokers. Regional sales offices and customer service facilities are maintained throughout the U.S. and Canada.

    Total  salt production by the Company  in fiscal year 1994 was approximately
11.7 million tons in the aggregate. Rock salt and brine well reserves vary, but all facilities have sufficient reserves to satisfy anticipated production requirements for the foreseeable future. Salt reserves for solar evaporation facilities are regarded as unlimited.

                           AUTOMOTIVE SAFETY PRODUCTS

    The automotive safety products segment, located in Utah, designs, develops, manufactures and sells gas generators ("inflators") and modules for use in driver-side and passenger-side automotive airbag passive restraint systems. A module comprises an inflator, airbag and cover. This includes inflators and modules for side impact airbag systems.

    Department of Transportation regulations (the "Regulations") require all model year 1990 and later cars sold in the U.S. to be equipped with a passive restraint system for the driver and front seat passenger. Adoption of the Regulations has resulted in a significant increase in marketing activities, additional capital investment and expansion of manufacturing capabilities. Since 1988, many automated assembly lines for production of inflators and modules have been added. Sales are made to North American, European and Asian automobile manufacturers and their suppliers.

    The Company has formed a 50% owned joint venture (known as "Morton Bendix") with the Bendix Safety Restraints Group of Allied-Signal Inc. for the purpose of assembling passenger-side airbag modules. Such modules are marketed directly to applicable automobile manufacturers by the Company and the Bendix Safety Restraints Group. Morton Bendix has a module assembly facility in Maryville, Tennessee, which commenced operations in April 1992. The Company has a 50% interest in United Airbag Systems GmbH, a joint venture with Robert Bosch GmbH of Stuttgart, Germany for the marketing and joint development of various airbag systems, including conventional, compact, side impact and SmartTM systems.

    The Company markets automotive safety products throughout the world directly to automobile manufacturers. In addition, the Company markets driver and passenger inflators to some Japanese automobile manufacturers through a 50% owned joint venture in Japan.

    In May 1991, the Company entered into a Teaming Agreement with OEA, Inc. of Denver, Colorado for the joint development and production of hybrid inflators for air bag modules. The hybrid inflator is an alternate inflator design which utilizes Argon gas stored at 3,000 p.s.i. and a propellant charge.

    During and shortly after fiscal 1994, in anticipation of rapid growth in the European airbag market, the Company acquired production facilities, respectively, in Braunschweig, Germany, and Amsterdam, The Netherlands. Both facilities will be used for the assembly of airbag modules, and The Netherlands facility will also be used for the assembly of hybrid inflators.

COMPETITION

    The majority of the specialty chemicals segment's business is highly competitive. The Company is the only U.S. producer of polysulfide polymers, but there is substantial competition from a foreign producer and a variety of alternative materials. The specialty chemicals segment is the world's largest producer of sodium borohydride, and has a majority share of the markets for biocides for incorporation into plastics and hydride chemicals. Principal methods of competition include technical service for specialized customer requirements, price and quality.

    All areas in which the salt segment operates are highly competitive. Although the salt segment is a major factor in the salt industry, its market share varies widely, depending on the geographic area and the type of product involved. This segment uses price, quality, service, product performance, and technical, advertising and promotional support as its principal methods of competition.

    Currently, the automotive safety products segment competes with a number of other firms, some of which are large, well-qualified and possess sufficient resources to compete effectively for the business of a relatively small number of automobile manufacturers selling large numbers of cars in the U.S., Europe and Japan. The airbag business is an emerging one, so it is difficult to assess the amount of competition that may develop in such business and the effect thereof. The continuing rapid expansion of the automotive airbag industry has led and is likely to continue to lead to a number of new entrants into the market.

RESEARCH AND DEVELOPMENT

    Expenses incurred for research and development activities related to Company businesses were $66.1 million, $68.6 million, and $61.3 million for fiscal 1994, 1993 and 1992, respectively.

ENVIRONMENTAL PROTECTION

    Federal, state and local environmental laws and regulations are increasing in number, complexity and stringency. Public perception of risk to health, safety and the environment has become the driving force behind many new regulations. It is the Company's policy to comply with these requirements, and the Company believes that as a general matter its policies, practices and procedures are properly designed to prevent unreasonable risk of environmental damage, and of resulting financial liability, in connection with its businesses. Some risk of environmental damage is, however, inherent in particular operations and products of the Company, as it is with other companies engaged in similar businesses.

    The Company is and has been engaged in the handling, manufacture, use and disposal of many substances which are classified as hazardous or toxic by one or more regulatory agencies. The Company believes that its handling, manufacture, use and disposal of such substances have generally been in accord with environmental laws and regulations. It is possible, however, that future knowledge or other developments, such as improved capability to detect substances in the environment, increasingly strict environmental laws and standards and enforcement policies thereunder, could bring into question the Company's handling, manufacture, use or disposal of such substances.

    Among other environmental requirements, the Company is subject to the federal Superfund law, and similar state laws, under which the Company has been named a potentially responsible party and under which it may be liable for cleanup costs associated with approximately 60 inactive waste disposal sites. The Company's cleanup expenditures totaled approximately $7.8 million in fiscal 1994. Although, under some court interpretations of these laws, there is a possibility that a responsible party might have to bear more than its proportional share of the cleanup costs if it is unable to obtain appropriate contribution from other responsible parties, the Company has not had to bear significantly more than its proportional share in multiparty situations taken as a whole.

    Although the level of future expenditures for environmental matters cannot be determined with any degree of certainty, based on the facts presently known to it, management does not believe that such costs will have a material effect on the Company's financial position, results of operations or liquidity. Capital expenditures related to environmental matters were $7.9 million for fiscal 1994 and are estimated at $11.9 million for fiscal 1995.

EMPLOYEES

    The number of employees of the Company at June 30, 1994 was approximately 13,100, compared to 11,900 at June 30, 1993.

RAW MATERIALS

    The Company's businesses use many raw materials in the manufacture of their products, all of which are generally bought from a large number of qualified suppliers. The Company's businesses have experienced little difficulty in obtaining raw materials.

SEASONALITY; BACKLOG

    Sales of highway ice control salt are quite seasonal, and vary with winter weather conditions in areas where that product is used. In keeping with industry practice, ice control salt is stockpiled both by the salt segment and by its customers in sufficient quantities to meet estimated requirements for the next season.

    Sales of products by the specialty chemicals and automotive safety products segments do not exhibit significant seasonal fluctuations. There are no material backlogs in the Company's businesses.

PATENTS AND TRADEMARKS

    The Company's businesses conduct comprehensive research and development programs to enable them to maintain their competitive position. The Company owns approximately 2,600 patents and patent applications which expire on varying dates through the year 2014.

    The Company's businesses are engaged in research and development and own patents and patent applications in the fields of photochemicals for the printed circuit board industry, sodium borohydride reducing and bleach generating agents and other products, industrial biocides, heat stabilizers for PVC, asphalt additives, chemically vapor deposited lenses, polysulfide polymers, sealants and other polymers, specialty and powdered coatings, adhesives, dyes, salt and brine products, airbag inflators, modules and gas generants.

    The Company believes that its present commercial position in these fields is enhanced by the patents it owns as well as the technical expertise, know-how, and trade secrets it has developed.

    The Company has about 1,900 U.S. and foreign trademarks and trademark applications which are generally renewable while the marks remain in use.

CUSTOMERS

    Neither the specialty chemicals nor salt segments is dependent upon any single customer, or any single group of customers, the loss of any one of which would have a material adverse effect on such business segment. However, the loss of certain existing customers of the automotive safety products segment currently could have a material adverse effect on such business.

ITEM 2.  PROPERTIES
    The Company considers the condition of its plants, warehouses and other properties to be generally good and adequate for the needs of its businesses.

    The table below sets forth the locations and approximate sizes of certain principal properties leased or owned by the Company and its subsidiaries:

                                            LAND (ACRES)       BUILDINGS (SQ. F.)      LEASE
                                        --------------------  --------------------    EXPIRES
    DOMESTIC LOCATIONS                    OWNED     LEASED      OWNED     LEASED        ON       DESCRIPTION
- - - - - --------------------------------------  ---------  ---------  ---------  ---------  -----------  ------------------------------
 I.  CORPORATE HEADQUARTERS
    CHICAGO, IL
      100 N. Riverside................                                     301,834    3/31/2055  Corporate Headquarters
    110 North Wacker, Inc.
      110 N. Wacker Dr................                  1.0     201,000               3/31/2055  Former Corporate Headquarters
 II.  SPECIALTY CHEMICALS
  ADHESIVES & SPECIALTY POLYMERS GROUP
    Woburn, MA........................                                      22,100      6/30/95  Office & Research
    Weeks Island, LA..................      50.0                 44,810                          Manufacturing
    Ringwood, IL*.....................     118.3                202,114      6,885      2/28/96  Manufacturing
    Elk Grove Village, IL.............       3.9                 51,986                          Manufacturing
    Greenville, SC....................      78.0                 97,315                          Manufacturing
    Stamford, CT......................       3.1                 21,540                          Manufacturing
    West Alexandria, OH...............       8.4                 73,702      1,248      4/14/96  Manufacturing
    Seabrook, NH......................       5.5                 40,438                          Manufacturing
    Seabrook, NH......................                                      10,239      9/30/96  Office
    Woodstock, IL.....................      66.5                101,150                          Research
  COATINGS GROUP
    Warsaw, IN........................       7.5                101,878                          Manufacturing
    Wytheville, VA....................      23.7                 60,000                          Manufacturing
    Reading, PA.......................       3.1                 34,080                          Office & Research
    Reading, PA.......................      10.1                 93,830                          Manufacturing
    Batavia, IL.......................      11.2                 65,600                          Manufacturing
    Los Angeles, CA...................       1.2                 25,350                          Manufacturing
    Colton, CA........................       6.7                 46,800                          Manufacturing
    Columbus, OH......................                                       3,517     12/31/95  Research
    Chicopee, MA......................       7.3                 58,150                          Manufacturing
    Decatur, AL.......................                 10.2                 89,635               Manufacturing
    Dixon, CA.........................       2.0                 14,802                          Manufacturing
    Salem, OR.........................      11.8                 82,586                          Manufacturing
    Salem, OR.........................                  2.2      31,288                 9/30/98  Manufacturing
    Mt. Angel, OR.....................        .8                  4,400                          Manufacturing
    Orrville, OH......................       5.0                 54,620                          Manufacturing
    N. Brunswick, NJ..................                  3.8                 44,148     12/31/95  Manufacturing
    N. Brunswick, NJ..................                  3.6                 40,626     12/31/95  Office & Warehousing
    Chicago Heights, IL...............       6.0                 60,000                          Manufacturing
    Lansing, IL.......................      14.9                171,000                          Office, Manufacturing &
                                                                                                   Research
    Lansing, IL.......................                  4.1                 40,400      3/31/95  Storage & Manufacturing
    Rochester Hills, MI...............       6.5                 58,900                          Pilot Plant & Research
  ELECTRONIC MATERIALS GROUP
    Tustin, CA........................       7.0                122,500                          Office, Manufacturing &
                                                                                                   Research
    Moss Point, MS....................      39.7                111,325                          Manufacturing
    Spartanburg, SC...................                  3.2                 69,876    6/30/2004  Manufacturing

                                            LAND (ACRES)       BUILDINGS (SQ. F.)      LEASE
                                        --------------------  --------------------    EXPIRES
    DOMESTIC LOCATIONS                    OWNED     LEASED      OWNED     LEASED        ON       DESCRIPTION
- - - - - --------------------------------------  ---------  ---------  ---------  ---------  -----------  ------------------------------
  SPECIALTY CHEMICAL PRODUCTS GROUP
    Beverly, MA.......................       4.1                 58,948                          Manufacturing & Research
    Elma, WA..........................      26.6                 40,000                          Manufacturing
    Chicago, IL.......................       2.4                 37,330                          Manufacturing
    Manistee, MI......................      76.8                 59,208                          Manufacturing (Leased from
                                                                                                 Salt Group)
    Cincinnati, OH....................      31.9                170,296                          Manufacturing
    Danvers, MA*......................      63.2                151,880                          Manufacturing
    Moss Point, MS....................     511.1                185,000                          Manufacturing
    Paterson, NJ......................       6.3                 63,546                          Manufacturing
    Garden Grove, CA..................                                      25,300      7/31/95  Manufacturing
    North Andover, MA.................                                      33,406    6/30/2009  Office & Lab
III.  SALT
    Fairport, OH......................     152.1    5,000.0     100,222              12/31/2008  Mine Operation
    Grand Saline, TX..................     560.4                216,293                          Mine & Brine Operation
    Hutchinson, KS....................     444.6                172,414                          Brine Operation
    Long Beach, CA....................                  5.2                 20,000    7/31/2005  Warehouse & Bagging
    Manistee, MI......................     352.0                242,882                          Brine Operation
    Newark, CA........................      26.3                138,638                          Brine Operation
    Perth Amboy, NJ...................                  5.3                 40,320      4/30/98  Warehouse & Bagging
    Port Canaveral, FL................                  3.5      19,195               8/31/2009  Warehouse & Bagging
    Rittman, OH.......................   1,113.3                500,962                          Brine Operation
    Grantsville, UT...................  15,193.0    5,560.8      99,067               6/30/2017  Evaporation Pond Operation
    Silver Springs, NY................     806.9                189,695                          Brine Operation
    Weeks Island, LA..................     891.3      867.8     329,732               12/5/2070  Mine & Brine Operation
    Chicago, IL.......................       4.1                121,033                          Warehouse & Bagging
    Chicago, IL.......................      13.3                 28,050                          Stockpile Operation
    Glendale, AZ......................                108.3      42,600               5/31/2005  Evaporation Pond
    Glendale, AZ......................                 41.2                          12/12/2015  Operation
IV.  AUTOMOTIVE SAFETY PRODUCTS
    Ogden, UT.........................      19.5                103,740                          Headquarters & Manufacturing
    Ogden, UT.........................      87.7                251,000                          Manufacturing
    Ogden, UT.........................                  4.6                 49,500     11/30/96  Manufacturing
    Promontory, UT....................     526.3                227,000                          Manufacturing
    Brigham City, UT..................      92.0                585,000                          Manufacturing
    Maryville, TN**...................       4.1                 70,000                          Manufacturing
    Rochester Hills, MI...............                           12,720      5,100      3/17/99  Research, Development &
                                                                                                   Testing

 *Includes Adhesives & Specialty Polymers and Specialty Chemical Products
**Owned by Morton Bendix, a partnership in which the Company has a 50% equity interest

    FOREIGN LOCATIONS
- - - - - --------------------------------------
 I.  SPECIALTY CHEMICALS
    Morton International
        G.m.b.H.
        Germany
      Dietzenbach (EM)................       1.0                 21,500                          Warehouse, Lab & Office
      Bremen (A)......................       7.2                137,500                          Manufacturing
      Osnabruck (A)...................       7.0                 78,500                          Manufacturing
      Strullendorf (C)................       7.6                 59,718                          Manufacturing, Research &
                                                                                                   Office
    Morton International S.p.A
        Italy
      Varese (EM).....................       2.2                 38,000                          Assembly & Distribution
      Pavia (A).......................        .4                 14,500                          Manufacturing
      Mozzate (A).....................       9.0                 45,000                          Manufacturing
      Garlasco (A)....................       4.8                 24,562                          Manufacturing & Office

                                            LAND (ACRES)       BUILDINGS (SQ. F.)      LEASE
                                        --------------------  --------------------    EXPIRES
    FOREIGN LOCATIONS                     OWNED     LEASED      OWNED     LEASED        ON       DESCRIPTION
- - - - - --------------------------------------  ---------  ---------  ---------  ---------  -----------  ------------------------------
    Morton International B.V.
        The Netherlands
      Amersfoort (A)..................       3.6                 55,000                          Manufacturing
      Delfzijl (SC)...................                 14.8      18,639              12/31/2036  Manufacturing
    N.V. Morton International S.A.
        Belgium
      Brussels (SC)...................                                       5,692      6/30/98  Office
                                                                               753      5/31/95  Research
      Kontich (EM)....................       3.5                 15,171                          Warehouse & Office
    Morton International
        Limited
        England
      Warrington (EM).................                  4.9      76,245                3/4/2106  Manufacturing, Warehouse &
                                                                                                   Office
      Hounslow (SC)...................       7.0     (vacant)                                    Former Manufacturing
                                                                            14,375      4/12/98  Office
      Coventry (SC)...................                  1.0      12,000               3/30/2108  Office & Research
      Dewsbury (A, SC)................      19.6                 50,500                          Manufacturing
    Morton International S.A.
        France
      Semoy (A).......................       1.1                 82,723                          Office, Manufacturing,
                                                                                                   Warehouse, Research
      Igny (EM).......................        .2                  5,000                          Office & Warehouse
      Jouy en Josas (C)...............                                       3,600    5/31/2000  Warehouse & Office
    Morton International, Ltd.
        Canada
      Ajax, Ontario (A, C)............       5.6                 17,490                          Manufacturing
    Morton International S.A.
        de C.V., Mexico
      Mexico City (A, C)..............        .8                 25,000                          Manufacturing
    Morton Japan, Ltd
        Japan
      Kodama (EM).....................       1.7                 21,381                          Manufacturing, Warehouse,
                                                                                                   Office & Lab
 II.  SALT
    The Canadian Salt
        Company Ltd.
        Canada
      Pointe Claire, Quebec...........                                      14,250    2/28/2004  Company Headquarters
      Lindbergh, Alberta..............     103.6                112,000                          Brine Operation
      Ojibway, Ontario................     250.0                143,000                          Mine Operation
      Pugwash, Nova Scotia............     161.4                131,000                          Mine Operation
      Regina-Belle Plaine,
        Saskatchewan..................      17.0                113,000                          Brine Operation
      Windsor, Ontario................      19.3                264,000                          Brine Operation
      Magdalen Islands,
        Quebec........................      25.0                 64,583                          Mine Operation
    Morton Bahamas Ltd.
        Bahamas
      Inagua..........................  51,541.5                 12,000                          Evaporation Pond Operation
III.  AUTOMOTIVE SAFETY PRODUCTS
    Morton International
        G.m.b.H.
        Germany
      Braunschweig....................      12.3                 70,000                          Manufacturing

- - - - - ------------------------------
KEY:
  A:  Adhesives & Specialty Polymers Group      EM:  Electronic Materials Group
  C:  Coatings Group                            SC:  Specialty Chemical Products Group

ITEM 3.  LEGAL PROCEEDINGS

LITIGATION AND REGULATION

    NEW JERSEY DEPARTMENT OF ENVIRONMENTAL PROTECTION V. VENTRON CORPORATION, ET AL., Superior Court of Bergen County, New Jersey, filed on March 31, 1976. After a 55-day trial held in 1979 and unsuccessful appeals to the Appellate Division and to the Supreme Court of New Jersey, Ventron (a corporate predecessor of the Company) and its co-defendant, Velsicol Corporation, were each held jointly and severally liable for the cost of remediation necessary to correct mercury related environmental problems associated with a former mercury processing plant located in Wood-Ridge, New Jersey. Subsequent to the liability holding, Ventron, Velsicol and the State of New Jersey entered into a consent order under which Ventron and Velsicol agreed, subject to certain conditions and limitations, to share the costs of a technical study to determine the appropriate remedy for environmental problems associated with the former Wood-Ridge operation. In October 1989, the Company and Velsicol filed suit in the United States District Court for the District of New Jersey alleging that the 35 defendants named therein were additionally responsible, at least in part, for the costs of such technical study and any remedial action that may be required. Defendants were present and former owners or operators of neighboring industrial facilities and waste disposal sites, as well as others believed to share responsibility for environmental problems attributed to the Company and Velsicol. With the consent of all parties, this action was later dismissed without prejudice pending completion of negotiations among the Company, Velsicol, and New Jersey authorities leading to a consent order modification (or an arrangement pursuant to the existing order) permitting, among other things, the technical study of the Wood-Ridge plant site to proceed separately and providing for an independent but coordinated regional technical study of the Berry's Creek Drainage Basin, performed in due course by the Company, Velsicol and other potentially responsible parties (estimated to number in excess of 100). In July 1993, the Supreme Court of New Jersey ruled in an action styled Morton International, Inc.
v. General Accident Insurance Company of America, et al that the Company was not entitled to indemnity under various comprehensive general liability policies for environmental cleanup and related expenses resulting from Ventron's operation of the mercury plant. Because of the absence of site specific data, the unique nature of mercury plant wastes, and the complex characteristics of the Wood-Ridge plant site and Berry's Creek Drainage Basin, no reliable estimate can presently be made of the Company's liability (or range of exposure) until the technical studies are sufficiently completed to permit such determination. It is anticipated that the Wood-Ridge plant site technical study will begin in fiscal 1995 and will be completed in approximately 42 months. Study of the Berry's Creek Drainage Basin should begin after commencement of the plant site study on a timetable yet to be determined. The Company's ultimate exposure will also depend upon the continued participation of Velsicol and on the results of both formal and informal attempts to spread liability to others believed to share responsibility. Such attempts will include negotiations or litigation with potentially responsible parties, and additionally in the case of the Berry's Creek Drainage Basin, the anticipated use of administrative enforcement mechanisms by New Jersey authorities to influence other potentially responsible parties to join in a coordinated regional study and remediation.

    EPA ADMINISTRATIVE COMPLAINT--RINGWOOD PLANT. On December 16, 1992, the EPA served an administrative complaint on the Company seeking $1.587 million in civil penalties. The complaint alleges that the Company violated regulatory requirements of the Toxic Substances Control Act by failing to file premanufacture notices before manufacturing three new chemical products at the Ringwood, Illinois facility. Production of such products was discontinued in 1987. The Company is contesting the complaint and the penalties, which the EPA subsequently proposed be reduced to $1.323 million. In a case involving similar issues, the Court of Appeals for the District of Columbia held on March 4, 1994 that a federal five year statute of limitations applies to TSCA violations, and begins to run when violations are committed, not when discovered by the EPA (3M CO. V. BROWNER, CA DC NO. 92-1126). While the Ringwood complaint remains pending, the 3M ruling may bar all or a substantial portion of the civil penalties sought by the EPA, and the complaint may ultimately be dismissed or settled on favorable terms.

    SUBPOENA DUCES TECUM--NEW YORK STATE ATTORNEY GENERAL'S OFFICE. On March 3, 1994 a subpoena was served on the Company requiring production of a wide range of documents relating to the Salt Group's de-icing salt business. The subpoena was issued in connection with an investigation by the New York State Attorney General's office into possible state and federal antitrust violations and violations of New York consumer protection laws. The Company is cooperating fully with this investigation, which involves others in the de-icing salt industry as well. Document production in response to the subpoena is essentially complete. While the particulars of the investigation have not been disclosed, the Company believes that it was initiated in response to well-publicized shortages of de-icing salt experienced during the unusually harsh winter of 1993-94.

    SUBPOENA DUCES TECUM--U.S. DEPARTMENT OF JUSTICE, ANTITRUST DIVISION. On March 8, 1994 a subpoena was served on the Company by the Antitrust Division of the U.S. Department of Justice requiring production of a wide range of documents relating to the Salt Group's de-icing salt business. The subpoena was one of several issued in connection with a bid-rigging and price fixing investigation being conducted by a Grand Jury of the United States District Court, Western District of Pennsylvania, sitting in Pittsburgh. The Company is cooperating fully with this investigation, the particulars of which have not been disclosed. Document production in response to the subpoena is essentially complete.

    MISCELLANEOUS. The Company is involved in a number of additional pending legal and administrative proceedings which are not expected, individually or in the aggregate, to be material to its business or financial condition. There are governmental agencies with authority to limit or prohibit distribution of some of the Company's products should they formally conclude that continued distribution is unsafe to the population or the environment. There are currently no challenges pending, the resolution of which would have a material effect upon the Company's operations.

ITEM 4.  SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS
    Not Applicable.

EXECUTIVE OFFICERS OF THE REGISTRANT (AS REQUIRED BY INSTRUCTION 3. TO ITEM
  401(B) OF REGULATION S-K)
    Generally, officers are elected by the Board of Directors at its first meeting following the Annual Meeting of Shareholders, and they serve for the succeeding year until the next such meeting, or until their successors are elected and qualify. The next Annual Meeting of Shareholders will be held on October 27, 1994.

    Listed below are the executive officers of the Company as of the date hereof:

           NAME AND AGE                               *POSITION
- - - - - -----------------------------------  -------------------------------------------
S. Jay Stewart (55)................  Chairman  of  the  Board,  Chief  Executive
                                     Officer and Director

William E. Johnston (53)...........  Executive Vice President, Administration

Walter W. Becky II (51)............  Group  Vice  President and  President, Salt
                                     Group

Daniel D. Feinberg (51)............  Group   Vice   President   and   President,
                                     Electronic Materials Group

James J. Fuerholzer (58)...........  Group   Vice   President   and   President,
                                     Specialty Chemical Products Group

Stephen A. Gerow (51)..............  Group   Vice   President   and   President,
                                     Coatings Group

           NAME AND AGE                               *POSITION
- - - - - -----------------------------------  -------------------------------------------
Kenneth D. Holmgren (64)...........  Group   Vice   President   and   President,
                                     Automotive Safety Products Group

Thomas S. Russell (49).............  Group   Vice   President   and   President,
                                     Adhesives & Specialty Polymers Group

John C. Hedley (64)................  Vice President, Human Resources

Nancy A. Hobor (48)................  Vice President, Communications and Investor
                                     Relations

Donald L. Kidd (63)................  Vice  President, Management Information and
                                     Services

Thomas F. McDevitt (54)............  Vice President Finance and Chief  Financial
                                     Officer

P. Michael Phelps (61).............  Vice President and Secretary

James R. Stanley (62)..............  Vice   President  for   Legal  Affairs  and
                                     General Counsel

Bruce G. Wolfe (51)................  Treasurer

Lisa F. Zumbach (38)...............  Controller

- - - - - ------------------------
* With the exception of Mr. Gerow, who joined the Company in 1990, all of the executive officers have held senior management or professional positions with the Company for more than the past five years. From 1987 to 1990, Mr. Gerow was a Group Vice President (Parker+Amchem Group) of Henkel Corporation.

                                    PART II

ITEM 5.  MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED
        STOCKHOLDER MATTERS
    Information concerning the market for the Company's common equity and related security holder matters is included on page 33 of the Company's Annual Report to Shareholders for fiscal 1994, and is incorporated herein by reference.

ITEM 6.  SELECTED FINANCIAL DATA
    Selected financial data for the ten fiscal years ended June 30, 1994 are included on pages 38-39 of the Company's Annual Report to Shareholders for fiscal 1994, and are incorporated herein by reference.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION
    Management's Discussion and Analysis of Financial Condition and Results of Operation for the three fiscal years ended June 30, 1994, is included on pages 35-37 of the Company's Annual Report to Shareholders for fiscal 1994, and is incorporated herein by reference.

ITEM 8.  FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA
    The consolidated balance sheets of the Company as of June 30, 1994 and 1993, and the consolidated statements of income and cash flows for each of the three years in the period ended June 30, 1994, and notes to consolidated financial statements which are included on pages 21-32 of the Company's Annual Report to Shareholders for fiscal 1994 are incorporated herein by reference. Quarterly results of operations on page 33 of the Annual Report to Shareholders are incorporated herein by reference.

ITEM 9.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON
        ACCOUNTING AND FINANCIAL DISCLOSURE
    None

                                    PART III

ITEM 10.  DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT
    Information concerning the directors and nominees for director of the Company is included on pages 2-4 of the Company's definitive Proxy Statement dated September 15, 1994, and is incorporated herein by reference.

    Information concerning the executive officers of the Company is included on pages 9-10, Part I hereof.

ITEM 11.  EXECUTIVE COMPENSATION
    Information concerning executive compensation for fiscal 1994 is included on pages 7-17 of the Company's definitive Proxy Statement dated September 15, 1994, and is incorporated herein by reference.

ITEM 12.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
         MANAGEMENT
    Information concerning beneficial ownership of the Company's common stock is included on pages 5-6 of the Company's definitive Proxy Statement dated September 15, 1994, and is incorporated herein by reference.

ITEM 13.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
    Information concerning certain relationships and related transactions is included on page 6-7 of the Company's definitive Proxy Statement dated September 15, 1994, under the caption "Compensation Committee Interlocks and Insider Participation," and is incorporated herein by reference.

                                    PART IV

ITEM 14.  EXHIBITS, FINANCIAL STATEMENT SCHEDULES, AND REPORTS ON
         FORM 8-K

(a) DOCUMENTS FILED AS PART OF THIS REPORT

 1. FINANCIAL STATEMENTS

    The following consolidated financial statements of the Company and its subsidiaries, included on pages 21-32 of the Company's Annual Report to Shareholders for the fiscal year ended June 30, 1994, are incorporated herein by reference:

    Consolidated Statements of Income--Years ended June 30, 1994, 1993 and 1992

    Consolidated Balance Sheets--June 30, 1994 and 1993

    Consolidated Statements of Cash Flows--Years ended June 30, 1994, 1993 and 1992

    Notes to Consolidated Financial Statements

 2. FINANCIAL STATEMENT SCHEDULES

    The following consolidated financial information for the fiscal years 1994, 1993 and 1992 is submitted herewith:

                                                                                              PAGE
                                                                                            ---------
Report of Independent Auditors............................................................     F-1
Schedule V        --Property, Plant and Equipment.........................................     F-2
Schedule VI       --Accumulated Depreciation, Depletion and Amortization of Property,
                    Plant and Equipment...................................................     F-4
Schedule VIII     --Valuation and Qualifying Accounts.....................................     F-5
Schedule IX       --Short-Term Borrowings.................................................     F-6
Schedule X        --Supplementary Income Statement Information............................     F-7

    All other schedules for which provision is made in the applicable accounting regulation of the Securities and Exchange Commission are not required under the related instructions or are inapplicable, and therefore have been omitted.

 3. INDEX TO EXHIBITS

EXHIBIT
NUMBER                             DESCRIPTION                                           METHOD OF FILING
- - - - - ---------     ------------------------------------------------------  ------------------------------------------------------
 (3)  Articles of incorporation and by-laws
      (a)     Restated Articles of Incorporation of the Company.      Incorporated  by   reference   to   Exhibit   3.2   to
                                                                       Registration Statement No. 33-28803
      (b)     By-laws  of  the Company  amended through  January 24,  Incorporated by  reference to  Exhibit (3)(b)  to  the
               1991.                                                   Company's Report on Form 10-K for fiscal 1991
 (4)  Instruments defining the rights of security holders, including indentures
      (a)     Amendment  dated January 24, 1991, to Rights Agreement  Incorporated by  reference to  Exhibit (4)(a)  to  the
               dated June 12, 1989 between the Company and The First   Company's Report on Form 10-K for fiscal 1991
               National Bank of Chicago.
      (b)     Amendment  No.  2  dated August  11,  1994,  to Rights  Incorporated by reference to  the Company's Report  on
               Agreement dated June 12, 1989 between the Company and   Form 8-A12B/A
               The First National Bank of Chicago.
      (c)     See Exhibits (3)(a) and (3)(b) above

EXHIBIT
NUMBER                             DESCRIPTION                                           METHOD OF FILING
- - - - - ---------     ------------------------------------------------------  ------------------------------------------------------
(10)  Material contracts
      (a)   * Key  Executive  Long-Term Incentive  Program effective  Filed herewith electronically for fiscal 1995.
      (b)   * Key  Executive  Annual   Bonus  Program  (Program   1)  Filed herewith electronically
               effective for fiscal 1995.
      (c)     Staff  Executive  Annual  Bonus  Program  (Program  2)  Filed herewith electronically effective for fiscal 1995.
      (d)   * 1989 Incentive  Plan, renamed  by amendment  effective  Filed herewith electronically
               June 23, 1994.
      (e)   * Morton  Thiokol, Inc.  Survivor Income  Benefits Plan,  Incorporated  by   reference  to   Exhibit  10.14   to
               amended  through  March  24,  1983,  assumed  by  the   Registration Statement No. 33-28803
               Company.
      (f)   * Morton International,  Inc. Executive  Post-Retirement  Incorporated  by reference  to Exhibit  (10)(f) to the
               Life Insurance Plan.                                    Company's Report on Form 10-K for fiscal 1992
      (g)   * Arrangements  whereby  the  Company  compensates   its  N/A
               independent  auditors for tax services to certain key
               executives, concerning which arrangements there is no
               written document.
      (h)  ** Form of Employment Agreement  between the Company  and  Incorporated  by reference  to Exhibit  (10)(g) to the
               certain of its executive officers (including the five   Company's Report on Form 10-K for fiscal 1990
               most highly compensated, except S. J. Stewart).
      (i)  ** Executive Employment Agreement,  dated April 1,  1994,  Filed herewith electronically between the Company and S. J. Stewart
      (j)   * Supplemental Executive Retirement Program.              Incorporated  by reference to Exhibits 10.15 and 10.16
                                                                       to Registration Statement No. 33-28803
(11)  Statement re computation of per share earnings
      (a)     Statement re computation of per share earnings of  the  Filed herewith electronically
               Company  and subsidiaries, for  the three years ended
               June 30, 1994, 1993 and 1992.
(13)  Annual report to security holders
      (a)     Annual Report  to  Shareholders  of  the  Company  for  Filed herewith electronically
               fiscal   1994  (financial   information  only:  pages
               21-39).
(22)  Subsidiaries of the registrant
      (a)     Subsidiaries of the Company.                            Filed herewith electronically

EXHIBIT
NUMBER                             DESCRIPTION                                           METHOD OF FILING
- - - - - ---------     ------------------------------------------------------  ------------------------------------------------------
(27)  Financial data schedule for year ended June 30,                 Filed herewith electronically
      1994

- - - - - ------------------------
 *Exhibits 10(a), (b), (d), (e), (f), (g), and (j) consist of compensation plans or arrangements in which all of the Company's five most highly compensated executive officers currently participate, except that only W. E. Johnston participates in Exhibit 10(j). These plans and, where applicable, the foregoing individuals' current benefits under each (except Exhibit 10(g)) are described in the section captioned "Executive Compensation" beginning on page 7 of the Company's definitive Proxy Statement dated September 15, 1994, which descriptions are incorporated herein by reference.

**Descriptions of these employment  agreements are set forth  on page 15 of  the
  Company's   definitive  Proxy  Statement  dated   September  15,  1994,  which
  descriptions are incorporated herein by reference.

(b) REPORTS ON FORM 8-K

    Not applicable

                                   SIGNATURES

    PURSUANT TO THE REQUIREMENTS OF SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934, THE REGISTRANT HAS DULY CAUSED THIS REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, AS OF THE 25TH DAY OF AUGUST, 1994.

                                                MORTON INTERNATIONAL, INC.
                                                       (REGISTRANT)

                                          By          /s/ T. F. MCDEVITT

                                            ------------------------------------
                                                       T. F. MCDEVITT
                                                 VICE PRESIDENT FINANCE AND
                                                  CHIEF FINANCIAL OFFICER

    PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THIS REPORT HAS BEEN SIGNED BELOW BY THE FOLLOWING PERSONS ON BEHALF OF THE REGISTRANT AND IN THE CAPACITIES INDICATED, AS OF THE 25TH DAY OF AUGUST, 1994.

              SIGNATURE                                            TITLE
- - - - - --------------------------------------   ----------------------------------------------------------

                                               Chairman of the Board, Chief Executive Officer
          /s/ S. J. STEWART                      and Director (Principal Executive Officer)
- - - - - --------------------------------------
            S. J. STEWART

                                             Vice President Finance and Chief Financial Officer
          /s/ T. F. MCDEVITT                           (Principal Financial Officer)
- - - - - --------------------------------------
            T. F. MCDEVITT

                                                                 Controller
          /s/ L. F. ZUMBACH                            (Principal Accounting Officer)
- - - - - --------------------------------------
            L. F. ZUMBACH

          /s/ R. M. BARFORD                                       Director
- - - - - --------------------------------------
            R. M. BARFORD

           /s/ W. T. CRESON                                       Director
- - - - - --------------------------------------
             W. T. CRESON

            /s/ D. C. FILL                                        Director
- - - - - --------------------------------------
              D. C. FILL

          /s/ F. W. LUERSSEN                                      Director
- - - - - --------------------------------------
            F. W. LUERSSEN

              SIGNATURE                                            TITLE
- - - - - --------------------------------------   ----------------------------------------------------------

          /s/ C. A. SANDERS                                       Director
- - - - - --------------------------------------
            C. A. SANDERS

          /s/ G. A. SCHAEFER                                      Director
- - - - - --------------------------------------
            G. A. SCHAEFER

           /s/ R. W. STONE                                        Director
- - - - - --------------------------------------
             R. W. STONE

           /s/ R. C. TOWER                                        Director
- - - - - --------------------------------------
             R. C. TOWER

                         REPORT OF INDEPENDENT AUDITORS

To the Shareholders and
  Board of Directors
Morton International, Inc.

    We have audited the consolidated financial statements of Morton International, Inc. and subsidiaries listed in the Index at Item 14(a)(1) of the annual report on Form 10-K of Morton International, Inc. for the year ended June 30, 1994. Our audits also included the financial statement schedules listed in the Index at Item 14(a)(2). These financial statements and schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Morton International, Inc. and subsidiaries at June 30, 1994 and 1993, and the consolidated results of their operations and their cash flows for each of the three years in the period ended June 30, 1994, in conformity with generally accepted accounting principles. Also, in our opinion, the related financial statement schedules, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.

    As discussed in the notes to the consolidated financial statements, the Company changed its method of accounting for postretirement benefits other than pensions and postemployment benefits in 1993.

                                          ERNST & YOUNG LLP

Chicago, Illinois
July 28, 1994

                   SCHEDULE V--PROPERTY, PLANT AND EQUIPMENT

                  MORTON INTERNATIONAL, INC. AND SUBSIDIARIES
                                 (IN THOUSANDS)


                      COL. A                            COL. B        COL. C        COL. D          COL. E           COL. F

                                                      BALANCE AT                                OTHER CHANGES--    BALANCE AT
                                                      BEGINNING      ADDITIONS                  ADD (DEDUCT)--       END OF
                  CLASSIFICATION                      OF PERIOD       AT COST     RETIREMENTS      DESCRIBE          PERIOD

Year ended June 30, 1994:
    Land...........................................   $   33,079     $    357       $   108        $    215(B)     $   33,885
                                                                                                        342(D)
    Buildings and Improvements.....................      455,790       45,720         5,100             111(B)        496,244
                                                                                                       (145)(D)
                                                                                                       (132)(E)
    Machinery and Equipment........................      893,550      173,578        22,273            (326)(B)     1,038,275
                                                                                                        267(C)
                                                                                                       (938)(D)
                                                                                                     (5,583)(E)
    Construction in Progress.......................      187,989          230(A)     --                 587(D)        188,806
                                                     ------------   -----------   -----------   ---------------   ------------
                                                      $1,570,408     $219,885       $27,481        $ (5,602)       $1,757,210
                                                     ------------   -----------   -----------   ---------------   ------------
                                                     ------------   -----------   -----------   ---------------   ------------

Year ended June 30, 1993:
    Land...........................................   $   33,166     $    519       $--            $    135(B)     $   33,079
                                                                                                         40(C)
                                                                                                       (781)(D)
    Buildings and Improvements.....................      430,824       38,014         3,840             122(B)        455,790
                                                                                                        140(C)
                                                                                                     (9,470)(D)
    Machinery and Equipment........................      787,381      138,630        13,971            (257)(B)       893,550
                                                                                                        170(C)
                                                                                                    (18,303)(D)
                                                                                                       (100)(E)
    Construction in Progress.......................      165,359       24,196(A)     --              (1,566)(D)       187,989
                                                     ------------   -----------   -----------   ---------------   ------------
                                                      $1,416,730     $201,359       $17,811        $(29,870)       $1,570,408
                                                     ------------   -----------   -----------   ---------------   ------------
                                                     ------------   -----------   -----------   ---------------   ------------

                  MORTON INTERNATIONAL, INC. AND SUBSIDIARIES
                                 (IN THOUSANDS)

                      COL. A                            COL. B        COL. C        COL. D          COL. E           COL. F

                                                      BALANCE AT                                OTHER CHANGES--    BALANCE AT
                                                      BEGINNING      ADDITIONS                  ADD (DEDUCT)--       END OF
                  CLASSIFICATION                      OF PERIOD       AT COST     RETIREMENTS      DESCRIBE          PERIOD
Year ended June 30, 1992:
    Land...........................................   $   30,858     $  1,285       $    68        $    320(C)     $   33,166
                                                                                                      1,063(D)
                                                                                                       (292)(E)
    Buildings and Improvements.....................      387,893       41,365           308            (653)(B)       430,824
                                                                                                      1,120(C)
                                                                                                      6,389(D)
                                                                                                     (1,135)(E)
                                                                                                     (3,847)(F)
    Machinery and Equipment........................      688,326      114,019         9,419             653(B)        787,381
                                                                                                      1,500(C)
                                                                                                     10,870(D)
                                                                                                     (3,640)(E)
                                                                                                    (14,928)(F)
    Construction in Progress.......................      120,258       43,416(A)     --               1,037(C)        165,359
                                                                                                        648(D)
                                                     ------------   -----------   -----------   ---------------   ------------
                                                      $1,227,335     $200,085       $ 9,795        $   (895)       $1,416,730
                                                     ------------   -----------   -----------   ---------------   ------------
                                                     ------------   -----------   -----------   ---------------   ------------

- - - - - ------------------------
    Note A--Additions for the year at cost, less transfers of completed units to other classifications.
    Note B--Reclassification among property, plant, and equipment accounts.
    Note C--Assets of businesses acquired.
    Note D--Foreign currency translation adjustment.
    Note E--Assets of businesses sold.
    Note F--Reclassification to "Assets Held for Disposition" included in miscellaneous other assets.

       SCHEDULE VI--ACCUMULATED DEPRECIATION, DEPLETION AND AMORTIZATION
                        OF PROPERTY, PLANT AND EQUIPMENT

                  MORTON INTERNATIONAL, INC. AND SUBSIDIARIES
                                 (IN THOUSANDS)


                       COL. A                            COL. B       COL. C       COL. D         COL. E          COL. F

                                                                    ADDITIONS
                                                                     CHARGED
                                                       BALANCE AT    TO COSTS                 OTHER CHANGES--   BALANCE AT
                                                       BEGINNING       AND                    ADD (DEDUCT)--      END OF
                     DESCRIPTION                       OF PERIOD     EXPENSE      RETIREMENT     DESCRIBE         PERIOD
Year ended June 30, 1994:
    Buildings and Improvements.......................   $170,123     $ 23,681      $ 4,410       $     38(A)     $188,319
                                                                                                   (1,104)(B)
                                                                                                       (9)(C)
    Machinery and Equipment..........................    486,022       99,991       18,044            (38)(A)     563,980
                                                                                                     (988)(B)
                                                                                                   (2,963)(C)
                                                       ----------   ----------   ----------   ---------------   ----------
                                                        $656,145     $123,672      $22,454       $ (5,064)       $752,299
                                                       ----------   ----------   ----------   ---------------   ----------
                                                       ----------   ----------   ----------   ---------------   ----------
Year ended June 30, 1993:
    Buildings and Improvements.......................   $154,125     $ 22,021      $ 2,750       $ (3,273)(B)    $170,123
    Machinery and Equipment..........................    427,443       80,974       11,266        (11,106)(B)     486,022
                                                                                                      (23)(C)
                                                       ----------   ----------   ----------   ---------------   ----------
                                                        $581,568     $102,995      $14,016       $(14,402)       $656,145
                                                       ----------   ----------   ----------   ---------------   ----------
                                                       ----------   ----------   ----------   ---------------   ----------
Year ended June 30, 1992:
    Buildings and Improvements.......................   $134,499     $ 20,377      $   165       $   (108)(A)    $154,125
                                                                                                    1,153(B)
                                                                                                     (577)(C)
                                                                                                   (1,054)(D)
    Machinery and Equipment..........................    370,547       70,912        7,900            108(A)      427,443
                                                                                                    5,418(B)
                                                                                                   (2,102)(C)
                                                                                                   (9,540)(D)
                                                       ----------   ----------   ----------   ---------------   ----------
                                                        $505,046     $ 91,289      $ 8,065       $ (6,702)       $581,568
                                                       ----------   ----------   ----------   ---------------   ----------
                                                       ----------   ----------   ----------   ---------------   ----------

- - - - - ------------------------
    Note A--Reclassification among property, plant and equipment account. Note B--Foreign currency translation adjustment.
    Note C--Businesses sold.
    Note D--Reclassification to "Assets Held for Disposition" included in miscellaneous other assets.
    Note E--The annual provisions for depreciation have been computed principally in accordance with the following rates:
                  Building and improvements     2% to 20%
                  Machinery and equipment      5% to 33%

                SCHEDULE VIII--VALUATION AND QUALIFYING ACCOUNTS

                  MORTON INTERNATIONAL, INC. AND SUBSIDIARIES
                                 (IN THOUSANDS)


                    COL. A                        COL. B                  COL. C                   COL. D         COL. E

                                                                         ADDITIONS
                                                             ---------------------------------
                                                                   (1)               (2)
                                                BALANCE AT                        CHARGED TO
                                                BEGINNING    CHARGED TO COSTS   OTHER ACCOUNTS   DEDUCTIONS     BALANCE AT
                 DESCRIPTION                    OF PERIOD      AND EXPENSES       --DESCRIBE     --DESCRIBE    END OF PERIOD
Allowance for doubtful accounts:
    Year ended June 30, 1994..................    $9,025          $3,124            --            $1,868(A)        $10,539
                                                                                                    (258)(B)
    Year ended June 30, 1993..................     8,426           3,419            --             2,114(A)         9,025
                                                                                                     706(B)
    Year ended June 30, 1992..................     7,370           3,871            --             3,015(A)         8,426
                                                                                                    (681)(B)
                                                                                                     481(C)

- - - - - ------------------------
    Note A--Represents write-offs less recoveries.
    Note B--Foreign currency translation adjustment.
    Note C--Businesses sold.

                       SCHEDULE IX--SHORT-TERM BORROWINGS

                  MORTON INTERNATIONAL, INC. AND SUBSIDIARIES
                                 (IN THOUSANDS)


             COL. A                  COL. B           COL. C           COL. D          COL. E           COL. F

                                                                       MAXIMUM        AVERAGE          WEIGHTED
                                                     WEIGHTED          AMOUNT          AMOUNT           AVERAGE
                                     BALANCE          AVERAGE        OUTSTANDING    OUTSTANDING      INTEREST RATE
     CATEGORY OF AGGREGATE          AT END OF        INTEREST        DURING THE      DURING THE       DURING THE
     SHORT-TERM BORROWINGS           PERIOD            RATE            PERIOD          PERIOD          PERIOD(C)

YEAR ENDED JUNE 30, 1994:
    Notes Payable to Bank.......    $  48,375              5.8%       $ 150,950     $  91,202(A)             6.5%
    Commercial Paper............       --               --              139,700        22,483(B)             3.3

YEAR ENDED JUNE 30, 1993:
    Notes Payable to Bank.......       52,546              7.9          134,057       106,208(A)             7.4
    Commercial Paper............       52,695              3.5           52,695        16,592(A)             3.2

YEAR ENDED JUNE 30, 1992:
    Notes Payable to Bank.......       77,060              8.3          100,545        80,750(A)             9.6
    Commercial Paper............       --               --                9,989         1,512(A)             4.7

- - - - - ------------------------
    Note A--The average amount outstanding during the period was computed by dividing the total of month-end outstanding principal balances by 13.

    Note B--The average amount outstanding during the period was computed by dividing the total of the daily outstanding principal balances by 360.

    Note C--The weighted average interest rate during the period was computed by dividing the actual interest expense by the average short-term debt outstanding.

             SCHEDULE X--SUPPLEMENTARY INCOME STATEMENT INFORMATION

                  MORTON INTERNATIONAL, INC. AND SUBSIDIARIES
                                 (IN THOUSANDS)


                           COL. A                                   COL. B

                                                               CHARGED TO COSTS
                            ITEM                                 AND EXPENSES
Year ended June 30, 1994:
Maintenance and repairs.....................................   $       75,438
Year ended June 30, 1993:
Maintenance and repairs.....................................           67,503
Year ended June 30, 1992:
Maintenance and repairs.....................................           62,383

- - - - - ------------------------
    Note--Disclosure of amortization of intangible assets, advertising, taxes other than payroll and income taxes and royalty charges has been omitted for each year because such amounts do not exceed one percent of sales for each year, respectively.

                        CONSENT OF INDEPENDENT AUDITORS

    We consent to the incorporation by reference in the Registration Statement Number 33-29194 on Form S-8, Registration Statement Number 33-29195 on Form S-8, Registration Statement Number 33-30147 on Form S-8, and Registration Statement Number 33-44170 on Form S-8 of our report dated July 28, 1994, with respect to the consolidated financial statements and schedules of Morton International, Inc. and subsidiaries, included or incorporated by reference in the Annual Report (Form 10-K) for the year ended June 30, 1994.

                                          ERNST & YOUNG LLP

Chicago, Illinois
September 21, 1994